Press Release

 GreenPower Announces Closing of CIBC Financing Facilities

Vancouver, Canada, January 14, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced that it has closed the previously announced credit approval from CIBC for US$5 million in financing facilities, comprised of a US$3 million revolving line of credit and a US$2 million term loan with a three year term. Two directors of the Company (the "Guarantors") have provided joint and several personal guarantees of up to US$5 million in support of the CIBC financing facilities, and the Company has granted the Guarantors warrants and shares as an incentive for providing the personal guarantees. A portion of the net proceeds from the financings were used to repay and close the Company's existing operating line of credit, with the remainder used for general corporate purposes.

As a bonus for agreeing to provide the personal guarantees on behalf of the Company, the Company has agreed to issue 2,016,129 non-transferable share purchase warrants (each, a "Warrant") to one of the Guarantors. Each Warrant entitles the holder to purchase one common share of the Company (each, a "Share") at an exercise price of US$1.24 per Share for a period of thirty-six (36) months. In addition, the Company has agreed to issue to one of the Guarantors an aggregate of 403,225 Shares. The Guarantors are each considered to be a "related party" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the issuance of Warrants and Shares, as applicable, is considered to be a "related party transaction" within the meaning of MI 61-101 but each is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(g) and 5.7(e) of MI 61-101.]

All securities issued to the Guarantors will be subject to a statutory hold period of four months plus a day from the closing of the loan in accordance with applicable securities legislation.

For further information contact:

Fraser Atkinson, CEO

(604)220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowermotor.com

©2026 GreenPower Motor Company Inc. All amounts are denominated in US dollars. All rights reserved.